The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, FL 33139

(305) 271-1900

Rule 461(a) Acceleration Request

June 8, 2018

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Herzfeld Caribbean Basin Fund, Inc. Pre-Effective Amendment No. 1 to Shelf Registration Statement on Form N-2 File Nos. 333-224685 and 811-06445 Request for Acceleration of Effective Date

Dear Mr. Zapata:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), The Herzfeld Caribbean Basin Fund, Inc. (the “Registrant”) hereby requests that the Commission declare the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, effective on June 11, 2018 or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to John P. Falco, Esq. of Pepper Hamilton LLP (215) 981-4659 or, in his absence, to John M. Ford at (215) 981-4009.

THE HERZFELD CARIBBEAN BASIN FUND, INC.

By:	/s/ Reanna J. M. Lee
Reanna J. M. Lee, Secretary and Treasurer